Exhibit 99.1

This announcement contains inside information

May 19, 2021

Ferguson plc

Results for the 3 months ended April 30, 2021

STRONG Q3 REVENUE AND TRADING PROFIT

US$ millions	Q3 2021	Q3 2020 (restated)[1]	Change

Revenue	5,916	4,750	+24.5%

Trading profit	579	350	+65.4%

Less impact of IFRS16	(19)	(17)

Underlying trading profit	560	333	+68.2%

Trading days	65	64

Adjusted EBITDA[2]	603	374	+61.2%

Net debt to Adjusted EBITDA[3]	0.4x	1.0x

Third quarter highlights

–	Strong revenue growth of 24.5%, including 20.1% organic growth in the USA, boosted by sequentially increasing sales price inflation and easing prior year revenue comparatives.

–	US market demand accelerated through the quarter as the US economy continued to re-open.

–	Gross margins of 30.9% were 110 bps ahead of last year driven by our ability to pass through price in a period of acute inflation and channel mix improvement.

–	Good cost control ensured excellent underlying trading profit delivery of $560 million up $227 million.

–	Solid operating cash generation in Q3 and strong balance sheet with 0.8x pro-forma leverage.[4]

–	Completed $140 million of $400 million share buy back program in the period.

Kevin Murphy, Group Chief Executive, commented:

“Ferguson has brought forward its Q3 announcement as we delivered strong revenue and profit growth ahead of expectations. Our associates continued to provide outstanding service and support to our customers in the face of increasing supply chain pressures leading to product availability concerns. We were pleased with the strong earnings growth and margin expansion arising from continued operating efficiencies and pass through of acute price inflation as the US economy re-opens. We thank our 30,000 associates for their exceptional contribution to these results.

“Revenue picked up strongly through the quarter continuing into early May and we are pleased with the momentum in our business. Given the better than expected Q3 results, we are revising our outlook for FY2021 upwards as we expect to continue to outperform strong end markets in Q4. Based on our latest view of the operating environment we expect to generate Group trading profit in FY2021 (including the impact of IFRS 16) in the range of $2,000 million to $2,100 million.

“We are well positioned to manage through the near term though we are mindful of the ongoing effect of inflation on sales and gross margins and its potential adverse impact on operating costs. Looking ahead, we are confident in our strategy and we remain committed to investing in our talented associates, world class supply chain and digital capabilities to better serve our customers.”

1)

The Group disposed of its UK operations on January 29, 2021. Pursuant to IFRS requirements, the UK results have been reclassified to discontinued operations and the prior year comparative results have been restated.

2)

Continuing operations only, excludes the impact of IFRS16. Adjusted EBITDA contribution from discontinued operations in the three month period to April 30, 2021, was $nil (three months to April 30, 2020 restated: $5 million loss)

3)	Net debt excludes lease liabilities. Leverage ratio utilizes a trailing twelve months adjusted EBITDA for both continuing and discontinued operations and excludes the impact of IFRS 16.

4)

Pro-forma leverage adjusted to include the $567 million cash flow impact relating to the interim and special dividends paid on May 11, 2021 plus the $260 million remaining outstanding on the share buy back announced on March 16, 2021.

The person responsible for arranging for the release of this announcement on behalf of Ferguson plc is Graham Middlemiss, Group Company Secretary.

For further information please contact

Ferguson plc

Bill Brundage, Group Chief Financial Officer	Tel:	+1 757 223 6092
Mark Fearon, Director of IR and Communications	Mobile:	+44 (0)7711 875070
Brian Lantz, Vice President IR and Communications	Mobile:	+1 224 285 2410

Media Enquiries

Mike Ward, Head of Corporate Communications	Mobile:	+44 (0) 7894 417060
Nina Coad, David Litterick (Brunswick)	Tel:	+44 (0) 20 7404 5959
Jonathan Doorley (Brunswick)	Tel:	+1 917 459 0419

Investor conference call and webcast

A call with Kevin Murphy, Group Chief Executive, and Bill Brundage, Group Chief Financial Officer, will commence at 12:00 pm UK time (07:00 ET) today. The call will be recorded and available on our website after the event at www.fergusonplc.com.

Dial in number	United Kingdom	+44 (0) 330 336 9105
	United States	+1 323 701 0225

Ask for the Ferguson call quoting 8160759 .

To register for the webcast please click here.

Analyst resources

Further information on quarterly financial breakdowns can be found on the Company’s website here.

Notes to Editors

1.    About Ferguson plc

Ferguson plc is a leading value added distributor of plumbing and heating products to professional contractors operating in North America. Revenue for the year ended 31 July 2020 was $19.9 billion and trading profit was $1.6 billion. Ferguson plc is listed on the London Stock Exchange (LSE: FERG) and the New York Stock Exchange (NYSE: FERG) and the company is a member of the FTSE 100 index of listed companies. For more information, please visit www.fergusonplc.com or follow us on Twitter https://twitter.com/Ferguson_plc.

Financial calendar

Full Year Results for the year ended July 31, 2021	September 28, 2021
Q1 results for the period ending October 31, 2021	December 7, 2021

Legal Disclaimer

In order to utilize the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and the general doctrine of cautionary statements, Ferguson plc is providing the following cautionary statement: This announcement and related earnings call presentation contain forward-looking statements and involves risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by forward-looking statements. These statements can be identified by the use of forward-looking terminology, including terms such as “believes,” “estimates,” “anticipates,” “expects,” “forecasts,” intends,” “plans,” “projects,” “goal,” “target,” “aim,” “may,” “will,” “would,” “could” or “should” or, in each case, their negative or other variations or comparable terminology, and similar references to future periods. Examples of forward-looking statements include, among others: statements or guidance regarding or relating to our future financial position and growth; projected interest in and ownership of our shares by domestic US investors; plans and objectives for future capabilities; and other statements that are not historical fact.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: market trends, uncertainty and other conditions in the markets, for example caused by the COVID-19 virus pandemic; limited product availability as a result of, for example, ineffectiveness of or disruption to our domestic or international supply chain or the fulfillment network, which could result in project cancellation or pull forward of demand; ability to effectively manage cost and price inflation; the impact of changes in the residential and non-residential repair, maintenance and improvement markets as well as the new construction market; unsuccessful execution of our operational strategies; and those noted under the heading “Principal Risks and Uncertainties” in our half year earnings announcement dated March 16, 2021, and under the heading “Risk Factors” in our registration statement on Form 20-F filed with the Securities and Exchange Commission.

Any forward-looking statement made by us in this presentation is based only on information currently available to us and speaks only as of the date on which it is made. Other than in accordance with our legal or regulatory obligations (including under the UK Listing Rules, the Prospectus Rules, the Disclosure Guidance, the Transparency Rules of the Financial Conduct Authority and applicable law), we undertake no obligation to publicly update or revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. Nothing in this announcement shall exclude any liability under applicable laws that cannot be excluded in accordance with such laws.

Alternative Performance Measures (APMs)

The Company’s management believes that the APMs included in this document provide valuable information to the readers of the financial statements as they provide comparable information across the Company and are consistent with how business performance is planned, reported and assessed internally by management and the Board. APMs are not defined or specified under International Financial Reporting Standards (“IFRS”), and any APMs in this document are not a substitute for IFRS measures. Readers should consider the IFRS measures as well.

Group results

Revenue in the quarter was $5,916 million, 24.5% ahead of last year and 20.9% ahead on an organic basis. Gross margins improved, up 110 basis points to 30.9% and operating costs were well controlled. Underlying trading profit of $560 million (2020: $333 million) was $227 million ahead of last year. There was one additional trading day in Q3 this year and there will be one fewer trading day in Q4.

Three months to April 30 by region

US$ millions	Revenue Q3 2021	Revenue Q3 2020	Change	Trading profit Q3 2021	Less impact of IFRS16 Q3 2021	Underlying trading profit Q3 2021	Underlying trading profit Q3 2020	Change

USA	5,598	4,541	+23.3%	579	(19)	560	343	+63.3%

Canada	318	209	+52.2%	12	-	12	(1)

Central costs	-	-		(12)	-	(12)	(9)

Continuing operations	5,916	4,750	+24.5%	579	(19)	560	333	+68.2%

Quarterly organic revenue growth

	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021

USA	(1.0%)	(2.4%)	+3.3%	+3.4%	+20.1%

Canada	(14.9%)	(5.6%)	+3.5%	+7.9%	+35.2%

Continuing operations	(1.7%)	(2.6%)	+3.3%	+3.6%	+20.9%

USA

The US business grew revenue 23.3% which comprised 20.1% organic growth with acquisitions and an additional trading day each contributing a further 1.6% of growth respectively. Revenue growth rates picked up through the quarter as the prior year period was impacted by COVID related declines from April 2020. Inflation increased sequentially during the quarter and averaged approximately 5%. As expected, high commodity price inflation fed through into finished goods pricing as supply chain disruption arising from the pandemic restricted availability during a period of strong demand. We continue to use our strong balance sheet and world class supply chain to ensure the best fill rates for our customers.

Residential end markets, which comprise just over half of our US revenue, improved through the third quarter generating excellent growth. New residential housing starts and permits continued to grow well in the third quarter and residential RMI markets improved as vaccine roll outs enabled easier access to homes for trade professionals. Commercial markets improved overall and despite office and retail sectors remaining challenging there are pockets of strength in areas like data and distribution centers and increased activity in hospitality as businesses prepare to reopen. Civil markets also improved while industrial markets remained negative in the quarter against easing prior year revenue comparatives. There are encouraging signs that contractors are being allowed back into industrial sites as COVID restrictions ease.

Residential Trade and Residential Showroom customer groups grew well as our counter and showroom networks generated increased activity while HVAC continued to grow strongly, as did eBusiness which generated exceptional growth from strong residential demand. Commercial / Mechanical, Fire and Fabrication and Facilities Supply growth improved but continued to be restricted by more challenging non-residential markets. The Waterworks customer group grew strongly and Industrial revenue, while still negative, improved sequentially through Q3.

Gross margins were ahead of last year as a result of our ability to pass through higher price inflation, enabled by the hard work of our sales associates and the strength of our supply chain, and channel mix improvements. Operating expenses were well controlled and we continued to invest in digital and supply chain capabilities and increasing headcount where necessary. Underlying trading profit of $560 million (2020: $343 million) was $217 million ahead of last year.

Canada

In Canada organic revenue grew 35.2% with the additional trading day and the impact of foreign exchange contributing a further 1.6% and 15.4% to revenue growth respectively. Inflation averaged approximately 3%

in the quarter. Canadian residential end markets were buoyant, particularly in Quebec and the greater Toronto area. Gross margins were stable and underlying trading profit was $13 million ahead of last year as the cost base was well controlled.

Nine months trading performance

US$ millions 9 months to April 30	Revenue 2021	Revenue 2020	Change	Trading profit 2021	Less impact of IFRS16 2021	Underlying Trading profit 2021	Underlying trading profit 2020	Change

USA	15,302	13,859	+10.4%	1,439	(56)	1,383	1,083	+27.7%

Canada	923	784	+17.7%	49	(1)	48	28	+71.4%

Central costs	-	-		(34)	-	(34)	(32)

Continuing operations	16,225	14,643	+10.8%	1,454	(57)	1,397	1,079	+29.5%

Financial position

The Group’s cash generation has been strong resulting in net debt excluding leases at April 30, 2021 of $851 million (April 30, 2020: $1,823 million) after a cash outflow of $166 million relating to trade working capital and a $140 million outflow relating to share buy backs in the quarter. The ratio of net debt to the last twelve months adjusted EBITDA was 0.4x (April 30, 2020: 1.0x) and the Group aims to operate with a net debt to EBITDA ratio of between 1x and 2x.

On May 11, 2021 Ferguson paid $567 million of ordinary dividends and special dividends to shareholders. Pro-forma net debt to the last twelve months adjusted EBITDA was 0.8x when factoring in the $567 million dividend outflow and the remaining $260 million outstanding on the share buy back.

Board changes

On May 1, 2021, Kelly Baker was appointed to the Board as a Non-Executive Director.

Kelly, a US citizen, has extensive human resources and operational experience having led the people, organizational and cultural development across a number of US based, global public companies. Kelly is currently Executive Vice President, Chief Human Resources Officer of Pentair plc (NYSE: PNR), a leading manufacturer of water products, a role she has held since December 2017. Prior to this, Kelly was EVP, CHRO at Patterson Companies Inc. (NASDAQ: PDCO), a value-added distributor serving dental and animal health markets between February 2016 and November 2017. Previously, Kelly spent over 20 years with General Mills Inc. (NYSE: GIS), the global food manufacturer, in a variety of human resources and diversity related roles.

Outlook

Revenue picked up strongly through the quarter continuing into early May and we are pleased with the momentum in our business. Given the better than expected Q3 results, we are revising our outlook for FY2021 upwards as we expect to continue to outperform strong end markets in Q4. Based on our latest view of the operating environment we expect to generate Group trading profit in FY2021 (including the impact of IFRS 16) in the range of $2,000 million to $2,100 million.

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